================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
       THE SECURITIES AND EXCHANGE ACT OF 1934

         For the Fiscal Year                        Commission
       Ended December 31, 2000                File Number 000-23709
       -----------------------                ---------------------


                                DOUBLECLICK INC.
                         401(k) RETIREMENT SAVINGS PLAN
                                 (Name of Plan)
                       ----------------------------------


                                DOUBLECLICK INC.
                        450 WEST 33RD STREET, 16TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001


             (Name of issuer of securities held pursuant to plan and
                   address of its principal executive office.)


================================================================================

DoubleClick Inc. 401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2000 and 1999


                                                                                  Page
Report of Independent Accountants                                                   1

Financial Statements:

     Statement of Net Assets Available for Benefits
       As of December 31, 2000 and 1999                                             2

     Statement of Changes in Net Assets Available for Benefits
       For the year ended December 31, 2000                                         3

     Notes to Financial Statements                                                 4-8

Supplemental Schedules:*

     Schedule I - Schedule of Assets Held for Investment Purposes                   9

     Schedule II - Schedule of Nonexempt Transactions                              10


*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Participants and Administrator of the DoubleClick Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DoubleClick Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for the opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 2000 and Nonexempt Transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------


PricewaterhouseCoopers LLP
New York, New York
February 11, 2002

DoubleClick Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999



Assets                                                     2000                      1999
Investments, at fair value:
     Mutual funds                                   $10,161,743                $5,424,533
     DoubleClick Inc. common stock                    1,690,569                   655,957
     Money market funds                               1,758,059                   191,961
     Participant loans                                  125,546                    14,601
                                                    -----------                ----------
         Total investments                           13,735,917                 6,287,052

Receivables:
     Employer contributions                              85,500                    29,784
     Employee contributions                             259,955                   104,226
                                                    -----------                ----------
         Total receivables                              345,455                   134,010
                                                    -----------                ----------
         Net assets available for benefits          $14,081,372                $6,421,062
                                                    ===========                ==========


    The accompanying notes are an integral part of these financial statements

DoubleClick Inc. 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000


Additions:
     Investment income (loss):
         Interest and dividends                                       $    25,099
         Net depreciation in fair value of investments                 (4,733,773)
                                                                      -----------
              Total investment loss                                    (4,708,674)
                                                                      -----------
     Contributions:
         Employer                                                       8,420,562
         Employee                                                       2,493,086
         Rollover                                                       1,959,826
                                                                      -----------
              Total contributions                                      12,873,474
                                                                      -----------
         Total additions                                                8,164,800
                                                                      -----------
Deductions:

     Benefits paid to participants                                        501,689
     Administrative expenses                                                2,801
                                                                      -----------
         Total deductions                                                 504,490
                                                                      -----------
         Net increase                                                 $ 7,660,310

Net assets available for benefits:

     Beginning of year                                                  6,421,062
                                                                      -----------
     End of year                                                      $14,081,372
                                                                      -----------


   The accompanying notes are an integral part of these financial statements

DoubleClick Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999


1. Description of the Plan

   The following description of the DoubleClick Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the 401(k) Plan document for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan established January 1, 1997, covering eligible employees of DoubleClick Inc. (the "Company"), the Plan's sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Company's Director of Compensation and Benefits.

   Participant Accounts
   A separate account is established and maintained for each Plan participant. Contributions are invested in one or more investment options, as directed by the participant. Income earned and net appreciation or depreciation on Plan investments, for a given investment, are allocated in proportion to the participants' account balances in that fund. On a daily basis, a participant may elect to transfer all or a portion of his or her account balance in a given investment to one or more of the Plan's other investments.

   Contributions
   From January 1, 1999 to October 26, 1999, Plan participants were able to contribute to the Plan up to 15% of their pre-tax earnings. Beginning October 27, 1999, the maximum employee contribution was changed to 20% of pre-tax earnings. During 2000, the maximum pre-tax contribution allowed by the Internal Revenue Code was $10,500.

   Prior to October 27, 1999, the Company did not make contributions on behalf of Plan participants. Beginning October 27, 1999, the Company began to contribute an amount equal to 50% of the first 6% of a participant's contribution in DoubleClick common stock.

   Vesting
   Participants are fully vested in their contributions and actual earnings thereon. For participants employed by the Company prior to December 31, 1999, contributions by the Company become one-half vested to the participant after one year of employment and fully vested after two years of employment. For participants employed by the Company after December 31, 1999, contributions by the Company become fully vested after two years of employment. The Plan provides that forfeitures, the unvested portion of Company contributions for terminated participants, will serve to reduce future Company contributions.

DoubleClick Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999

   Payment of Benefits

   Upon retirement, disability, death or termination of employment, participants' account balances are distributed to the participants in the form of a lump-sum amount equal to the value of the accounts, or fixed or variable installments over the lives of the participants and their beneficiaries. Participants are allowed to withdraw certain portions of their vested contributions under circumstances, subject to penalty.

   Participant loans
   Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested balances. Loan terms range from one to five years or up to ten years for loans used to purchase a primary residence. Loans are secured by the balances in participants' accounts and the interest rate is determined by prime +1% at the time of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

2. Summary of Significant Accounting Policies

   Basis of presentation
   The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States.

   Investment valuation
   The Plan's investments in mutual funds are stated at market value based on the latest quoted net asset value per share in an active market. The Plan's investment in DoubleClick common stock is stated at market value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

   Use of Estimates
   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

   The Plan invests in mutual funds that hold various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and

DoubleClick Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999


   the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

   Income recognition
   Dividend and interest income are recorded as earned. Unrealized appreciation or depreciation of investments is accrued.

   Administrative expenses
   The Company pays substantially all expenses, including custodian fees and brokers commissions, incurred in the management and administration of the Plan.

3. Investments

   As of December 31, 2000, the plan's investments were as follows:


   Smith Barney Money Market Fund                     $ 1,758,059*
   Dreyfus Basic GNMA Fund                                 66,689
   Dreyfus Premier Core Value Fund                        601,218
   Dreyfus Founders Discovery Fund                        839,225*
   Dreyfus Founders Growth Fund                         1,032,241*
   Invesco Select Income Fund                              66,511
   Invesco Telecommunications Fund                        756,073*
   Janus Enterprise Fund                                1,336,880*
   Janus Worldwide Fund                                 2,404,767*
   Pilgrim Worldwide Emerging Market Fund                 394,206
   Neuberger Berman Genesis Trust Fund                    480,744
   Citi S&P 500 Index Fund                              1,178,080*
   Scudder International Fund                             809,632*
   Stein Roe Intermediate Bond Fund                       119,356
   Credit Suisse Global Fixed Income Fund                  76,121
   DoubleClick Inc. Common Stock                        1,690,569*
                                                      -----------
                                                      $13,610,371
                                                      ===========

DoubleClick Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999



   As of December 31, 1999, the Plan's investments were as follows:

         Chase Vista U.S. Government Money Market Fund           $  191,961
         Chase Vista Balanced Fund A                                282,893
         Chase Vista Equity Income Fund A                           496,230*
         Chase Vista Growth & Income Fund A                         537,279*
         Chase Vista Small Cap Opportunities Fund                    86,927
         Janus Fund                                               1,227,821*
         Janus Worldwide Fund                                     2,207,811*
         Vanguard S&P 500 Index Fund                                431,826*
         Dreyfus A Bonds Plus Inc. Fund                             153,746
         DoubleClick Inc. Common Stock                              655,957*
                                                                 ----------
                                                                 $6,272,451
                                                                 ==========


         *Represents 5% or more of the Plan's net assets

4. Plan Termination

   While the Company has not expressed an interest to terminate the Plan, it reserves the right to amend or terminate the Plan at any time, subject to the requirements and penalties of ERISA. No such amendment shall have the effect of diverting the whole, or any part, of the assets or income of the Plan for purposes other than for the exclusive benefit of participants and their beneficiaries.

5. Tax Status

   The Internal Revenue Service determined and informed the Trustee by a letter dated June 6, 1991, that the prototype Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The plan has not received an individual determination letter in relation to the adoption of the Trustee's prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in a compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Nonexempt transactions

   For the year ended December 31, 2000, $757,893 of Plan contributions were not remitted to the Plan within the time frame specified by Department of Labor Regulation 29 CFR 2510.3-102. These contributions were subsequently remitted to the Plan by the Company. Such non-timely remittances are deemed as prohibited transactions by the Department of Labor.

DoubleClick Inc. 401(k) Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
December 31, 2000
                                                                      Schedule I


                                                                                                            Current
Identity of Issuer                               Description of Investment              Units                Value
------------------                               -------------------------              -----                -----
Smith Barney Money Market Fund*                         Mutual Fund                    295,970           $ 1,758,059
Dreyfus Basic GNMA Fund                                 Mutual Fund                      4,449                66,689
Dreyfus Premier Core Value Fund                         Mutual Fund                     19,438               601,218
Dreyfus Founders Discovery Fund                         Mutual Fund                     24,150               839,225
Dreyfus Founders Growth Fund                            Mutual Fund                     73,574             1,032,241
Invesco Select Income Fund                              Mutual Fund                     11,216                66,511
Invesco Telecommunications Fund                         Mutual Fund                     20,840               756,073
Janus Enterprise Fund                                   Mutual Fund                     25,096             1,336,880
Janus Worldwide Fund                                    Mutual Fund                     42,293             2,404,767
Pilgrim Worldwide Emerging Market Fund                  Mutual Fund                     49,337               394,206
Neuberger Berman Genesis Trust Fund                     Mutual Fund                     17,972               480,744
Citi S&P 500 Index Fund*                                Mutual Fund                     87,982             1,178,080
Scudder International Fund                              Mutual Fund                     16,093               809,632
Stein Roe Intermediate Bond Fund                        Mutual Fund                     13,751               119,356
Credit Suisse Global Fixed Income Fund                  Mutual Fund                      7,839                76,121
DoubleClick Inc. Common Stock*                         Common Stock                    153,688             1,690,569
                                                                                                         -----------
     Total Investments                                                                                   $13,610,371
                                                                                                         ===========
Participant Loans*                                Interest rate charged
                                                    in 2000: prime +1%
                                               Range of Maturity: 1-5 years                              $   125,546
                                                                                                         ===========

*Denotes party in interest

DoubleClick Inc. 401(k) Retirement Savings Plan
Schedule of Nonexempt Transactions
For the Year Ended December 31, 2000
                                                                   Schedule II

                                                         Description of transactions
                              Relationship to Plan        Including Maturity Date,               Current
      Identity of              Employer, or Other       Rate of Interest, Collateral,              Value
    Party Involved              Party In Interest           Par or Maturity Value               of Asset
    --------------              -----------------           ---------------------               --------
   DoubleClick Inc.               Plan Sponsor           Employee contributions not
                                                        remitted timely to the trust             $440,833*

   DoubleClick Inc.               Plan Sponsor           Employee contributions not
                                                        remitted timely to the trust             $317,060*



*These amounts represent the total contributions that were withheld from employees, but not remitted in a timely manner to the trust by the Plan Sponsor.

                                    EXHIBITS


     The following Exhibit is being filed with this Annual Report on Form 11-K:

     (23) Consents of Experts and Counsel:

          23.1 Consent of PricewaterhouseCoopers LLP

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc., the adminstrator of the DoubleClick Inc. 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        DOUBLECLICK INC. 401(k) RETIREMENT
                                        SAVINGS PLAN

                                        /s/ Elizabeth Wang
                                        ----------------------------------------
                                    By: Elizabeth Wang, Esq.
                                        Vice President and General Counsel
                                        DoubleClick Inc.


April 26, 2002

                                 Exhibit Index


Number               Description
------               -----------
23.1            Consent of PricewaterhouseCoopers LLP